UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934




         BIO-RESPONSE, INC. (now known as Liberty Group Holdings, Inc.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   530550 10 2
                                 (CUSIP Number)

Mr. Barry L. Hawk                                 David Lubin, Esq.
c/o Liberty Group Holdings,  Inc.                 Herrick, Feinstein LLP
11 52nd Street                                    2 Park Avenue
Brooklyn, New York 11232                          New York,  New  York 10016
(718) 492-0793                                    (212) 592-1400

          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box .

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 4 Pages

                                       1
CUSIP No. 530550 10 2                  13D                   Page 2  of 4  Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Barry L. Hawk ("Hawk")

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     USA

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6    CITIZENSHIP OR PLACE OF ORGANIZATION



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               7    SOLE VOTING POWER

  NUMBER OF         250,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,150,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         250,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,150,000

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,400,000 shares of Issuer Common Stock

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.33

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14   TYPE OF REPORTING PERSON*

     IN

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                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 530550 10 2                  13D                   Page 3  of 4  Pages


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Item 1.  Security and Issuer.

          Common Stock, par value $.004 per share
          Bio-Response, Inc. (now known as Liberty Group Holdings, Inc.) 11 52nd Street
          Brooklyn, New York 11232

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Item 2.  Identity and Background.

     (a)  Barry L. Hawk

     (b)  11 52ND Street Brooklyn, New York 11232

     (c)  [President] of the Issuer 11 52ND Street Brooklyn, New York 11232

     (d)  N/A

     (e)  N/A

     (f)  United States of America

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Item 3.  Source and Amount of Funds or Other Consideration.

     Shares of common stock of Liberty Group Holdings, Inc., a Delaware corporation.

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Item 4.  Purpose of Transaction.

     As of November 23, 1999, the Issuer consummated a merger with Liberty Group Holdings, Inc., a Delaware corporation ("Liberty"), pursuant to the Agreement and Plan of Merger by and among the Issuer, Liberty and BR Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer.

     Under the terms of the Merger Agreement, the Issuer exchanged shares of Common Stock for all of the outstanding shares of Liberty capital stock.

     (a) - (j) The undersigned has no plans or proposals which would result in any of the actions enumerated in Item 4(a) through (j) of Schedule 13D.



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Item 5.  Interest in Securities of the Issuer.

     As of the date of this filing, Hawk is the owner of, or has voting power over, an aggregate of 3,400,000 shares of Issuer Common Stock, which shares represent 53.33% of the total outstanding shares of Issuer Common Stock as of November 23, 1999, as set forth below. The total number of outstanding shares includes those shares issued in connection with the Merger.

          (i) From November 23, 1999 and for a period of 30 days thereafter, Hawk has voting power over 2,000,000 shares (the "Subject Shares") of Common Stock beneficially owned by Ferro Foods Corporation, a Delaware corporation ("Ferro"), pursuant to an escrow agreement entered into as a condition of the Asset Purchase Agreement between the Issuer and Ferro, dated November 23, 1999 (the "Asset Purchase Agreement"). Subject to the escrow agreement related thereto, after such 30 day period the Subject Shares will be released, and voting power thereof shall be vested in Ferro; except, that the Subject Shares shall be hypothecated as security for personal loans made to the stockholders of Ferro in order to repay certain indebtedness of Ferro, and the Subject Shares shall be subject to the terms of any hypothecation agreement to be entered into between the stockholders of Ferro and such lender. Hawk disclaims legal or beneficial ownership of the Subject Shares.

          (ii) 250,000 shares of Common Stock issuable upon exercise of an option granted to Hawk by the Issuer, which option may be exercised at any time from and after November 23, 1999.

          (iii) an aggregate of 1,150,000 shares of Common Stock beneficially owned by the Willow Road Trust and the Crafton Trust, of which Hawk is a Trustee, as disclosed on the Schedule 13D filed by each of the Willow Road Trust and the Crafton Trust.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Asset Purchase Agreement

          Voting Trust Agreement and Proxy, between the Issuer and Ferro, dated as of November 23, 1999 ("Voting Trust Agreement").



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Item 7.  Material to be Filed as Exhibits.

          Asset Purchase Agreement*
          Escrow Agreement*
          Voting Trust Agreement*










-------------------------------
     *Included as Exhibit to the Company's Current Report on Form 8-K, filed November 26, 1999.

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
                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      November 23, 1999
     -------------------                   ------------------------
           Date                                  Barry L. Hawk




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).